September 15, 2004

Mail Stop 0408

By U.S. Mail and Facsimile to (704) 894-9759

David R. Koran
President, Chief Executive Officer and Chief Financial Officer
Capital Resource Funding, Inc.
2212 Lantern Way Circle
Cornelius, North Carolina 28031

Re:	Capital Resource Funding, Inc.
	Form SB-2 filed August 16, 2004
	File No. 333-118259

Dear Mr. Koran:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Revise your disclosure in the document, including on the Cover Page, Summary, Selling Security Holders section and the plan of distribution to clarify that HairMax is a statutory underwriters under section 2(a)(11) of the Securities Act. Also, disclose that HairMax shareholders are also statutory underwriters and will be under the same obligations as HairMax.

2. Please provide the staff with disclosure regarding any relationships, beside the consulting agreement and resulting stock issuance, between HairMax and Capital Resource Funding, Mr. Koran or the principals of Greentree Financial Corp.
3. Provide a detailed legal analysis of why the Greentree shareholders should not be named as statutory underwriters under section 2(a)(11) of the Securities Act. Alternatively, revise the cover page and plan of distribution section to state that these persons are statutory underwriters.

4. Please provide your analysis as to how you determined that this offering should not be considered a primary offering. We note that
HairMax and its shareholders appear to be offering the shares "by or on behalf" of the issuer, that would require you to price the offering for the duration, since you do not qualify for an "at the market" offering. Please refer to Rule 415(a)(4) of Regulation C. Please revise your registration statement to price all securities offered in this prospectus for the duration of the offering, and indicate this specific price where appropriate throughout the prospectus. Lastly, since this is a primary offering, the offering must be prompt and continuous for the duration of the offering.

5. Please number the pages of your next amendment.

6. Revise the disclosure in this document so that it reports the factual situation as of a more recent date. We note your use of July
16, 2004 and May 31, 2004.

7. Please revise to include an updated and signed accountants` consent with your next amendment.

8. Please consider the updating requirements of Item 310(g) of Regulation S-B when you file your next amendment to the registration statement.

Cover Page

9. Revise to clarify who HairMax is, and whether it is a related or unrelated party.

10. Please name the two selling shareholders and identify Mr.
Koran
as the President and CEO.

11. Revise to disclose what percentage of their holdings the selling shareholders are offering and state the reason why they are registering their shares at this time.

12. It`s not clear that the second paragraph adds anything to the cover page disclosure. Please delete.

13. State clearly that none of the proceeds of this offering will go to the company.

14. Please revise the verb tenses used in the first paragraph to accord with the date of the prospectus. For example, the HairMax shareholders will not have received the distribution at the date of the prospectus, so in the last sentence revise the use of the past tense "received."

15. Please disclose when the distribution will take place.

16. Disclose the timing of when and how the company expects its shares to trade on the OTC Bulletin Board, including the steps that must take place before such trading can take place.

Table of Contents

17. Please delete the listing of individual risk factors in the table of contents.

Item 3. Summary Information and Risk Factors

18. Please discuss briefly the types of financing you broker.

19. Please provide a clear summary discussion of your current financial status, disclosing, for example, the extent to which Mr. Koran has directly paid certain expenses.
20.
21. Disclose the degree of control exercised by Mr. Koran.

22. We note your example of transactions, in which you indicate the
"typical" fees. Revise this section to note the number of transactions, the average revenues and the number of clients that you have actually provided financial brokerage services. Also, disclose if true, that the company has received only two individual commissions to date.

23. Disclose that there is a single officer, who currently devotes
25
hours a week to the company, and there are no other employees.

24. Disclose that the company has limited assets and, if true, that it is dependent on financing in the near future in order to be able to continue its operations.

25. We note your reference to your business plan in the risk factors.
Please disclose how your business is different from other financial brokerage units.

Tax Consequences of the Hairmax Distribution

26. When discussing the tax consequences of the Hairmax distribution, you state that the taxable dividend value of each of your shares to be distributed to Hairmax shareholders was $8.49, which was calculated by dividing your shareholders` equity of $4,243 at May 31,
2004 by the number of shares outstanding of 500. Please revise this discussion in light of the recent stock split, or supplementally explain to us why you did not calculate the taxable dividend value per share using the post-split shares outstanding of 10,000,000.




Risk Factors

27. Please add a risk factor that discusses your potential for increasing costs when and if your business volume increases.

We may not be able to compete effectively...

28. Revise to avoid the word "unique." Alternatively, provide a full basis for the use of this description. Refer to comment 34 below.

To grow our business, we plan to...

29. There appears to be a mismatch between the subheading and the text of this risk factor. Please revise.

Our business depends on the Internet...

30. Please revise this risk factor to explain more specifically how the company depends on the technologies discussed. In Release 33-7497, the Commission states "[w]e believe a discussion of risk in purely generic terms does not tell investors how the risk may affect their investment in a specific company." As currently worded, this risk factor would seem to apply equally to a huge number of companies. How does the risk apply specifically to Capital Resource
Funding?

If our common stock becomes tradable...

31. Please revise to clarify the reference to "this registration statement." Prospective investors will receive the prospectus, not the registration statement. Make a similar revision to footnote 1 to the selling shareholder table.

32. Consider discussing the risk, if material, that the company`s shares may not be quoted on the Bulletin Board in the near future.

33. Briefly discuss the Rule 144 trading limitations.

If we lose the services of our president...

34. Revise this risk factor so that it better fits the context of a company that has only one officer and no employees.

We face intense competition, which puts us...

35. Please revise to state more clearly the nature of the direct competition faced by the company.

We have incurred losses...

36. Please move this risk factor to the front of the risk factor section.

Penny-stocks

37. You state at the end of Item 22 that, because of the penny stock rules, "our shareholders will, in all likelihood, find it difficult to sell their securities." Please include a discussion of this risk in the risk factor section.

Item 7.  Selling Security Holders and HairMax Selling Security
Holders

Selling Security Holders Table

38. Revise this section to clarify whether HairMax has completed the distribution of Capital Resource`s shares to its shareholders.

39. Please revise the table. For example, it appears from the beneficial ownership table that Mr. Koran owns 10 million shares and
93% of the company, not 300,000 shares and 3% of the company.

HairMax Selling Security Holders Table

40. Please revise the table to indicate that Greentree Financial Group and its owners are beneficial shareholders of the company and consequently have a relationship with the issuer. Please also indicate the number and percentage of HairMax`s shares held by Greentree.

Item 8.  Plan of Distribution

41. Please revise to state that the selling security holders and the
HairMax selling shareholders are considered statutory underwriters and are liable for compliance with the prospectus delivery requirements.

Item 10.  Directors, Executive Officers, Promoters and Control
Persons

42. We note your statement that, under the company`s bylaws, there must be at least one director. However, article III section 2 of the bylaws indicates that there must be at least two directors when there are two shareholders. Please revise or advise with respect to this apparent inconsistency.

Significant Employees

43. Please delete the reference to "those persons," as there is a sole officer/employee of the company.

Item 15.  Transactions within the Last Five Years

44. In the discussion of the strategic alliance with HairMax, you state that HairMax will offer your services to its commercial customers. However, it appears from the description of HairMax`s business that a large majority of its customers are non-commercial, i.e., homeowners and hair care customers. Please revise to clarify.

Item 16.  Description of Business

45. You state in the Marketing section that you have identified only one competitor with a business model similar to yours. Revise the Business section throughout to include a clear, substantive discussion of the industry you are in and how your business fits into it. Describe more fully your own business plan, and discuss how your plans are both similar to and different from your competitors`. Are you and Private Business, Inc. the only two businesses in the industry that seek strategic commercial banking partnerships? If this is the case, discuss the risks involved with such an untested business plan. You may also want to consider adding a risk factor.

46. Revise to provide a concrete business plan, in the form of milestones, indicating the specific steps needed to make the company profitable and successful, the timing of those steps in weeks, months, or quarters, and the costs involved and the expected sources of funds. Be as specific as possible.

47. Revise your discussion of the brokerage business to clarify that you have only limited experience acting as a financing broker. Also, clarify whether any of the transactions that you describe actually occurred, or whether the discussed transactions are only examples. Also, please clarify, if the discussed transactions actually occurred, whether you acted as the broker in any of those instances.

Marketing

48. You state that a proposed "strategic partnership" is currently "under consideration" at "a large bank." Please delete this sentence, or provide a full discussion of the status of the strategic partnership, along with the risks of the deal not being completed.

49. Revise this section to note how your business plan would "empower each partnering bank" to fund transactions without risking bank funds. How would you fund these transactions? The investor must be able to understand the business plan that you operate under, how you intend to implement the plan and the resources that you need to bring to bear to implement the plan. Furthermore, the investor must be able to understand how readily available the necessary resources will be as the business plan is implemented.

50. Revise this section to explain why you believe the partnership was "strategic." Make similar changes wherever you use the term
"strategic."
51.
52. Revise this section to discuss your "existing referral sources" in much greater depth.

Item 17. Management`s Discussion and Analysis or Plan of Operation

General

53. Given the fact that you have not had revenues from operations for at least a full fiscal year, please revise to provide a discussion of your plan of operation for the next twelve months in accordance with
Item 303(a) of Regulation S-B. For example, describe your expectations regarding the level of revenues that you expect to earn during the next twelve months of operations.

54. Please revise to provide, in a separately captioned section of MD&A, a discussion of any off-balance sheet arrangements to which you are a party in accordance with Item 303(c) of Regulation S-B.

Income Taxes

55. Please revise to delete your discussion of deferred tax assets or explain why you believe it is relevant given your S Corporation tax status. As long as you are an S Corporation, your tax responsibilities are passed through to your shareholders, and thus you cannot generate a deferred tax asset.

56. You state in your fourth paragraph under this section that you believe your "current amount of cash in the bank is sufficient to fund (y)our operations for the next twelve months because the officer is not drawing a salary." Please revise this sentence to reflect the details cited later in that paragraph which indicate that your cash in the bank as of May 31, 2004 has not been sufficient to date, nor was it sufficient to cover amounts you incurred subsequent to the balance sheet. This insufficiency is evidenced by the various credit facilities you entered into subsequent to year-end.

57. Disclose how long you expect it will take for the company to become profitable on a self-sustaining basis.

58. We note that you drew down $12,500 from your account with First
Citizens Bank & Trust. Please revise this section to note how you used these funds.

59. Please confirm that neither Mr. Koran, nor any other person or entity is liable, surety or otherwise providing a guarantee for Capital Resource`s line of credit with First Citizens Bank.




Impact of Inflation

60. You include this subsection twice. Please delete one instance to avoid unnecessary repetition.

Liquidity and Capital Resources

61. You state in the risk factor subtitled "We have substantial near-
term capital needs..." that the company will require approximately $50,000 over the next twelve months in order to develop the business plan. You also state that "we will seek outside sources of capital such as conventional bank financing." In contrast, you state here that if the company is unable "to receive additional cash from our officer, we may need to rely on financing from outside sources...."
Please revise this section to state clearly the expected financial needs of the company to continue as a going concern during the next twelve months, and where the company will seek to obtain that funding. Also revise the statement that you believe that $4,243 "will be sufficient to fund our operations..." to reconcile it with the risk factor disclosure discussed above.

62. Please revise your second sentence under this paragraph where you state the "Cash flows were primarily attributable to net income plus the fair value of rent provided by (y)our President and business expenses paid by him on (y)our behalf." This sentence is confusing in that it implies that non-cash transactions were your only sources of operating cash flows during the period.

63. There appears to be a conflict between the statements that "we are considering launching a local advertising campaign" and the statement several paragraphs later that "we plan to expand our operations through aggressively marketing our services." Please revise to reconcile these statements, in light of your business plan.

Item 19.  Information concerning HairMax

64. Please tell us supplementally why this detailed information about
HairMax has been included. Alternatively, delete this discussion and instead include a brief discussion of HairMax in connection with the discussion of the spin-off transaction.

65. Revise this section, or another portion of the document, to discuss HairMax`s decision in June 2004 to become a Business
Development Company and any impact upon your "consulting" arrangement from the change by HairMax.

66. We note several passages in which it appears that HairMax is a subsidiary of the company. For example, at one point you say, "...we discontinued its operations and went inactive until early 1998." Later you go on to say, "...On September 12, 2002, one of our subsidiaries legally changed its name to Hairmax of Florida,
Inc...."
Please revise or advise.

Item 20.  Federal Income Tax Consequences of the HairMax
Distribution

67. The tax discussion appears to suggest that the distribution is likely not to be a taxable event. It states in the first place that it "may" be a taxable event. It also suggests that it will not be taxable as an ordinary dividend if HairMax has no earnings or profits for the year. Revise to clarify how it will be treated under those circumstances, and under what circumstances the transaction will not be a taxable event.

Item 21.  Certain Relationships and Related Transactions

68. You state here that under the agreement with Greentree
Financial
Group, you will issue Greentree 490,000 shares of stock within six months. Are these the same shares that Greentree is listed as holding elsewhere in the document? Please revise to clarify whether the shares have been issued or not, as appropriate.

69. Item 22.  Market for Common Equity and Related Stockholder
Matters

70. Also revise to clarify the statement under Item 22 that you plan to "eventually" seek listing on the Bulletin Board.

71. Clarify what is meant by filing with the NASD to have your shares listed for trading on the OTC Bulletin Board. The OTC Bulletin Board is a quotation medium for subscribing members, not an issuer listing service. Only market makers can apply to quote securities on the OTCBB. Please revise your disclosure throughout accordingly. Also, please revise the disclosure to note whether you have any agreements, understandings or other arrangements with market makers to begin making a market for your shares.

Item 23.  Executive Compensation

72. Please disclose the company`s expectations regarding compensation of Mr. Koran during the next twelve months.

Item 24. Financial Statements

Independent Auditor`s Report

73. Please have your independent public accountants revise their report to comply with PCAOB Auditing Standard No. 1 by referencing the "Standards of PCAOB" rather than "auditing standards generally accepted in the United States of America" as well as revising the title of their report as appropriate. Refer to the illustrative reports in the Appendix of AS No. 1.

74. Supplementally explain to us whether your auditor has evaluated your ability to continue as a going concern. To the extent that your auditor concludes that substantial doubt about your ability to continue as a going concern for a reasonable period of time exists, please have your auditor revise their auditor`s report to include an appropriate explanatory paragraph. In addition, please revise the footnotes to your financial statements as well as your MD&A to disclose the conditions that gave rise to the assessment of substantial doubt about your ability to continue as a going concern for a reasonable period of time and the specific steps you are taking to address these concerns. Refer to Section AU 341 of the AICPA Professional Standards.

Balance Sheet

75. Please revise your financial statements and footnotes, as well as your discussion in Item 21 Certain Relationships and Related Transactions to address the following regarding your equity transactions and your reported stock split:
a) When discussing the stock split, you state that the par value of your common shares outstanding post-split remained at $0.001. Please tell us how you considered the guidance of paragraphs 10-16 of Chapter 7, Section B of ARB 43 in reporting this as a stock split rather than a "split-up effected in the form of a dividend" if your par value stayed the same. Specifically, see paragraph 11. Tell us why you kept the par value at $0.001 after the equity transactions.
b) If the transaction should be reported as a "split-up effected in the form of a dividend" under ARB 43, revise your financial statements to report the offset to the increase in the Common stock line item as a decrease to Retained earnings to the extent you have
Retained Earnings.
c) Tell us how your legal counsel has advised you as to whether, under appropriate state law, a lack of sufficient retained earnings would preclude the issuance of a common stock dividend or whether capital surplus was unavailable. Tell us the extent to which state law requires capitalization of the full par value, and how you considered that in these matters.
d) Tell us how you considered the guidance of the Minutes of the AICPA SEC Regulations Committee (March 2001) - Accounting for Stock
Dividend When There Is a Retained Deficit in your reporting of these matters.
e) Tell us how you considered the guidance of FRR .214 in your execution and reporting of these matters.
f) When discussing the 500 pre-split common shares issued to your president, you state that the excess of the par value ($.001) times the number of common shares issued over the $100 received represents a receivable from him at May 31, 2004. Tell us the nature and terms of this receivable. If no bona fide obligation for the shareholder to pay exists, revise to delete this receivable. However, if an actual obligation exists, please revise your Statement of Stockholders` Equity to reflect the receivable and the transactions that gave rise to it.






Notes to Financial Statements

Note A - Summary of Significant Accounting Policies
Revenue Recognition

76. Please revise your footnote to more clearly explain how you recognize the "on-going monthly commissions paid for the life of the financing." Your disclosures seem to imply that you recognize those amounts upfront when the loan closes. If so, please tell us the GAAP literature you relied on in determining that treatment. Tell us how you considered SAB Topic 13. If you are unable to support your recognition of such amounts, revise your financial statements accordingly.


*      *      *
Closing Comments

      77. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
824-
5398 or Kevin Vaughn, Branch Chief, (202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-1974 with any other questions.

						Sincerely,



Chris Windsor
Senior Attorney

cc:	Harold Martin, Esq. (by fax)
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Capital Resource Funding, Inc.
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